UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 31, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer

Banco Santander (Brasil) S.A.

2012 BR GAAP Results

January 31st, 2013

Santander

DISCLAIMER

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results ,performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions.

We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

TABLE OF CONTENTS

MACROECONOMIC SCENARIO

GDP (Y-o-Y growth %)


7.5
2.7
1.0
3.1
3.7
2010
2011
2012e
2013e
2014e

Interest Rate – Selic (%)


10.75
11.00
7.25
7.25
8.25
2010
2011
2012
2013e
2014e

Inflation (IPCA %)


5.9
6.5
5.8
5.7
5.5
2010
2011
2012
2013e
2014e

Exchange Rate (R$ / US$)


1.67
1.88
2.04
2.07
2.09
2010
2011
2012
2013e
2014e

TABLE OF CONTENTS

HIGHLIGHTS – 2012 vs. 2011

- Net profit decreases 5%
- Loan portfolio grows 8%
- Total revenues[1] increase 15%
- Costs control
- Reduction of pace of gross allowance for loan losses on the 2H12
- Balance Sheet strength

1. Considers net interest income and fee and commission income.

TABLE OF CONTENTS

RESULTS

NET PROFIT[1]: Reduction of 5.0% in 12 months



R$ MM
-2.7%
6.5%
-5.0%
1,643
776
867
1,766
909
856
1,464
909
555
1,501
909
591
1,598
909
689
6,661
3,104
3,557
6,329
3,637
2,692
4Q11
1Q12
2Q12
3Q12
4Q12
2011
2012
Accounting Net Profit
Goodwill

Profit/share[2] In Reais

4Q11	1Q12	2Q12	3Q12	4Q12	2011	2012
1.73	1.86	1.54	1.58	1.68	1.75	1.67

BR GAAP Criterion

1. Accounting Net profit with reversal of 100% of goodwill amortization expenses from the acquisition of Banco Real.
2. Net profit (annualized) per Unit (50 Preferred Shares + 55 Common Shares)

Santander

RESULTS

R$MM

			Var. (%)	
Managerial Profit[1]	**2012**	**2011**	**12M**	**3M**
Net Interest Income	32,380	28,078	15.3%	-3.7%
Fee and Commission Income	10,025	8,950	12.0%	3.8%
Allowance for Loan Losses	(13,223)	(9,458)	39.8%	-4.1%
General Expenses[2]	(15,821)	(14,430)	9.6%	3.0%
Tax Expenses	(3,138)	(2,959)	6.1%	1.0%
Other Operating Income/Expenses[3]	(3,495)	(2,909)	20.2%	-18.2%
PROFIT BEFORE TAXES	6,729	7,272	-7.5%	-1.2%
Income Tax and Social Contribution	(274)	(531)	-48.4%	n.a.
Minority Interest	(126)	(81)	56.3%	14.9%
MANAGERIAL NET PROFIT	6,329	6,661	-5.0%	6.5%

BR GAAP Criterion

1. Excludes 100% of the goodwill amortization expense and tax hedge effect, and considers credit recovery reclassification. 2. Administrative expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real and personnel expenses includes profit sharing
3. Considers Other Operating Income (expenses), Non-operating Income and Investments in Affiliates and Subsidiaries.

Santander

RESULTS

NET INTEREST INCOME

Net Interest Income Breakdown[1]


R$ MM
5.9%
-3.7%
15.3%
7,378
8,077
8,379
8,111
7,813
28,078
32,380
1,269
1,790
1,815
1,609
1,512
5,529
6,726
273
246
211
194
200
1,094
850
5,836
6,042
6,354
6,308
6,101
21,455
24,805
4Q11
1Q12
2Q12
3Q12
4Q12
2011
2012
Credit
Deposits
Others²

NII with Clients and Interest Rates


Interest Rate (Quarter average) – Selic
4Q11
1Q12
2Q12
3Q12
4Q12
11.3 %
10.3 %
8.9 %
7.8%
7.2%
12.1%
12.4%
12.7%
12.2%
11.6%
12.1%
12.2%
Credit Spread (%)
0.9%
0.8%
0.7%
0.6%
0.7%
0.9%
0.7%
Deposit Spread (%)
4Q11
1Q12
2Q12
3Q12
4Q12
2011
2012

BR GAAP Criterion

1. Excludes the tax hedge effect and credit recovery
2. Includes Gains (Losses) on financial transactions and others net interest incomes.

Santander

RESULTS

NET INTEREST INCOME– Loan Portfolio

Total Portfolio


R$ Billion
7.6%
2.2%
197
199
206
207
212
34% Individuals
17% Consumer Finance
17% SMEs
32% Corporate
Dec.11
Mar.12
Jun.12
Sep.12
Dec.12

Segment Breakdown*

R$MM	Dec.12	Dec.11	12M (%)	3M (%)
Individuals	71,287	65,620	8.6%	2.7%
Consumer Finance	36,806	35,593	3.4%	1.3%
SMEs	36,487	31,868	14.5%	4.8%
Corporate	67,379	63,981	5.3%	0.9%
Total	**211,959**	**197,062**	**7.6%**	**2.2%**
Other transactions[1]	15,433	13,459	14.7%	15.6%
Expanded Portfolio	**227,392**	**210,522**	**8.0%**	**3.0%**

BR GAAP Criterion

(*) Loans by segment for the year 2011 have been reclassified for comparison purposes with the current period, due to re-segmentation of clients occurred in 1Q12
1. Includes other Credit Risk Transactions with customers (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes) and acquiring activities related assets.

RESULTS

ALLOWANCE FOR LOAN LOSSES – Credit Indicators



NPL Over 60 days[1]
8.9%
8.4%
8.4%
9.0%
9.4%
9.3%
6.1%
5.5%
5.7%
6.0%
6.3%
6.6%
3.4%
2.9%
3.2%
3.2%
3.4%
4.0%
Dec.11
Mar.12
Jun.12
Sep.12
Dec.12
NPL Over 90 days[2]
7.2%
6.8%
6.7%
7.3%
7.7%
7.8%
4.8%
4.5%
4.5%
4.9%
5.1%
5.5%
2.6%
2.4%
2.4%
2.6%
2.7%
3.3%
Dec.11
Mar.12
Jun.12
Sep.12
Dec.12
Corporate
Individuals
Total
-Normalized by the portfolio sale

BR GAAP Criterion

1. Non-performing loans over 60 days / total loans in BR GAAP
2. Non-performing loans over 90 days / total loans in BR GAAP

RESULTS

ALLOWANCE FOR LOAN LOSSES – Credit Indicators


NPL from 15 to 90 days[1]
8.6%
8.0%
7.4%
7.6%
7.1%
6.8%
5.9%
5.5%
4.9%
5.1%
5.0%
4.9%
3.5%
3.2%
2.6%
2.8%
3.1%
3.1%
Dec.11
Mar.12
Jun.12
Sep.12
Dec.12
NPL Over 90 days[2]
7.2%
6.8%
6.7%
7.3%
7.7%
7.8%
4.8%
4.5%
4.5%
4.9%
5.1%
5.5%
2.6%
2.4%
2.4%
2.6%
2.7%
3.3%
Dec.11
Mar.12
Jun.12
Sep.12
Dec.12
Corporate
Individuals
Total
-Normalized by the portfolio sale

BR GAAP Criterion

1. Non-performing loans from 15 to 90 days / total loans in BR GAAP
2. Non-performing loans over 90 days / total loans in BR GAAP

RESULTS

ALLOWANCE FOR LOAN LOSSES


4.2%
5.6%
6.7%
5.6%
5.2%
4.7%
5.8%
36.0%
-4.1%
39.8%
2,277
3,091
3,808
3,228
3,096
9,458
13,223
2,825
3,424
4,358
3,607
3,601
11,522
14,991
(548)
(334)
(551)
(380)
(505)
(2,064)
(1,769)
4Q11
1Q12
2Q12
3Q12
4Q12
2011
2012
Income from recovery of written off loans
Gross Allowance for Loan Losses
Credit Cost¹

BR GAAP Criterion

1. Credit Cost: Annualized allowance for Loan Losses / Average credit portfolio of the period including guarantees.

Santander

RESULTS

FEES AND COMMISSION INCOME

Total[1]


13.8%
3.8%
2,319
2,473
2,370
2,542
2,639
4Q11
1Q12
2Q12
3Q12
4Q12

Breakdown of Fee and Commission Income

R$ Million	2012	2011	YoY (%)	QoQ (%)
Lending Operations	1,029	1,038	-0.9%	-13.0%
Current Account	1,612	1,503	7.2%	3.7%
Insurance	1,461	1,403	4.1%	1.7%
Collection Services[2]	721	633	13.8%	4.4%
Cards[3]	3,004	2,173	38.3%	5.4%
Asset Management[4]	1,269	1,280	-0.9%	-5.8%
Securities Brokerage and Placement	416	476	-12.7%	21.1%
Others	514	443	15.9%	50.3%
TOTAL	**10,025**	**8,950**	**12.0%**	**3.8%**

BR GAAP Criterion

1. Includes fee and commission income;
2. Includes collection and bill;
3. Includes acquiring services; 4. Includes income from funds and consortia

Santander

RESULTS

GENERAL EXPENSES

General Expenses

R$ Million


5.6%
3.0%
3,908
3,860
3,826
4,007
4,127
374
397
400
452
442
1,819
1,824
1,779
1,829
1,845
1,714
1,639
1,647
1,727
1,840
4Q11
1Q12
2Q12
3Q12
4Q12
Administrative
Personnel¹
Depreciation and Amortization²

Breakdown of Expenses

R$ Million	2012	2011	YoY (%)	QoQ (%)
Administrative	6,853	6,348	8.0%	6.6%
Personnel[1]	7,277	6,748	7.8%	0.9%
Subtotal	**14,130**	**13,095**	**7.9%**	**3.6%**
Depreciation and Amortization[2]	1,691	1,334	26.7%	-2.1%
Total	**15,821**	**14,430**	**9.6%**	**3.0%**

BR GAAP Criterion

1. Personnel expenses include profit sharing
2. Exclude 100% of the goodwill amortization expense from the acquisition of Banco Real.

Santander

RATIOS

Efficiency Ratio[1] (%)


48.6%
45.0%
46.8%
46.8%
44.3%
4Q11
3Q12
4Q12
2011
2012

Recurrence[2] (%)


59.3%
63.4%
64.0%
62.0%
63.4%
4Q11
3Q12
4Q12
2011
2012

ROAA[3] (%)


1.6%
1.4%
1.5%
1.7%
1.5%
4Q11
3Q12
4Q12
2011
2012

ROAE[4] (%)


13.5%
11.7%
12.2%
14.3%
12.4%
4Q11
3Q12
4Q12
2011
2012

BR GAAP Criterion

1. General Expenses / (NII + Fees and Commission Income + Tax Expenses + Other Oper. Income (expense); 2. Fee and Commission Income / General Expenses. 3. Return on average asset excluding goodwill (annualized); 4. Return on average equity excluding goodwill (annualized).

ASSETS AND EQUITY



Assets[1] – R$ Billion
6.7%
1.3%
407
429
434
Dec.11
Sep.12
Dec.12



Equity[1] – R$ Billion
8.0%
1.9%
49.0
51.9
52.9
Dec.11
Sep.12
Dec.12

BR GAAP Criterion

1. Excludes 100% of the goodwill from the acquisition of Banco Real, that in 4Q11 was R$ 17 billion, 3Q12 R$ 14 billion and 4Q12 R$ 13 billion.

RATIOS

Coverage Ratio over 90 days[1]


136.8%
136.4%
125.6%
Dec.11
Sep.12
Dec.12

BIS Ratio[2]


24.8%
2.3%
22.5%
22.1%
1.7%
20.4%
20.8%
1.5%
19.3%
Dec.11
Sep.12
Dec.12
Tier I
Tier II

BR GAAP Criterion

1. Allowance for loan losses / (non-performing loans over 90 days)
2. BIS Ratio as of Brazilian Central Bank, which includes goodwill. Excluding the goodwill: 20.2% in Dec/11, 18.6% in Sep/12 e 17.7% in Dec/12 .

Santander

FUNDING

R$ Billion	Dec.12	Dec.11	YoY%	QoQ%
Demand Deposits + Savings Deposits	40.3	36.8	9%	7%
Time Deposits + Debentures[1]	132.4	122.4	8%	2%
Treasury Notes (*Letras Financeiras*)	26.5	20.6	29%	5%
Funding From Clients - on balance (A)	**199.2**	**179.8**	**11%**	**3%**
(-) Reserve Requirements	(34.3)	(45.0)	-24%	-10%
Borrowing and Onlendings	9.5	10.2	-7%	0%
Subordinated Debt	11.9	10.9	9%	2%
Offshore Funding	31.2	24.6	27%	12%
Total Funding – on balance (B)	**217.5**	**180.5**	**20%**	**7%**
Assets Under Management[2]	134.9	128.4	5%	1%
Total Funding + AUM	**352.5**	**308.9**	**14%**	**4%**
Total Credit (C)	212.0	197.1	8%	2%
C/ B (%)	97%	109%		
C / A (%)	106%	110%		

BR GAAP Criterion

1. Includes Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA).
2. According to the ANBIMA criterion.

TABLE OF CONTENTS

FINAL REMARKS – 2012 vs. 2011

- Net profit decreases 5%

- Loan portfolio and funding growth
  - Loan Portfolio grows 8%
  - Total Funding grows 14%

- Revenues` growth
  - Total revenues[1] grow 15%
  - Efficiency ratio presents 2.5 p.p. of improvement

- Costs control

- Reduction of the pace of gross allowance for loan losses on the 2H12
  - Increase of 36% in the 1H12 *vs.* 1H11 and 24% in the 2H12 *vs.* 2H11.

- Balance sheet strength
  - BIS Ratio 20.8%
  - Coverage ratio reaches 126%

1. Considers net interest income and fee and commission income

TABLE OF CONTENTS

Annexes – BR GAAP

RESULTS

Managerial[1] – Accumulated (R$ million)

Managerial Financial Statement (R$ Million)	2012	2011	Var. YoY Abs.	Var. YoY %
NET INTEREST INCOME	**32,380**	**28,078**	**4,303**	**15.3%**
Allowance for Loan Losses	(13,223)	(9,458)	(3,765)	39.8%
NET INTEREST INCOME AFTER LOAN LOSSES	**19,158**	**18,619**	**538**	**2.9%**
Fee and Commission Income	10,025	8,950	1,075	12.0%
General Expenses	(15,821)	(14,430)	(1,391)	9.6%
Personnel Expenses + Profit Sharing	(7,277)	(6,748)	(529)	7.8%
Administrative Expenses[2]	(8,544)	(7,682)	(862)	11.2%
Tax Expenses	(3,138)	(2,959)	(179)	6.1%
Other Income (Expenses)[3]	(3,495)	(2,909)	(587)	20.2%
INCOME BEFORE TAXES	**6,729**	**7,272**	**(544)**	**-7.5%**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(274)	(531)	257	-48.4%
MINORITY INTEREST	(126)	(81)	(45)	56.3%
NET PROFIT	**6,329**	**6,661**	**(332)**	**-5.0%**

BR GAAP Criterion

1. Excludes 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery
2. Administrative Expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real.
3. Considers Other Operating Income (expenses), Non-operating Income and Investments in Affiliates and Subsidiaries.

RESULTS

Managerial[1] – Quarterly (R$ million)

Managerial Financial Statement (R$ Million)	4Q11	1Q12	2Q12	3Q12	4Q12
NET INTEREST INCOME	**7,378**	**8,077**	**8,379**	**8,111**	**7,813**
Allowance for Loan Losses	(2,277)	(3,091)	(3,808)	(3,228)	(3,096)
NET INTEREST INCOME AFTER LOAN LOSSES	**5,101**	**4,986**	**4,571**	**4,883**	**4,717**
Fee and Commission Income	2,319	2,473	2,370	2,542	2,639
General Expenses	(3,908)	(3,860)	(3,826)	(4,007)	(4,127)
Personnel Expenses + Profit Sharing	(1,819)	(1,824)	(1,779)	(1,829)	(1,845)
Administrative Expenses[2]	(2,088)	(2,036)	(2,048)	(2,178)	(2,282)
Tax Expenses	(762)	(803)	(771)	(778)	(786)
Other Income (Expenses)[3]	(806)	(858)	(854)	(981)	(803)
INCOME BEFORE TAXES	**1,945**	**1,939**	**1,491**	**1,659**	**1,640**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(271)	(143)	(8)	(122)	(1)
MINORITY INTEREST	(30)	(31)	(18)	(36)	(41)
NET PROFIT	**1,643**	**1,766**	**1,464**	**1,501**	**1,598**

BR GAAP Criterion

1. Excludes 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery
2. Administrative Expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real.
3. Considers Other Operating Income (expenses), Non-operating Income and Investments in Affiliates and Subsidiaries.

BALANCE SHEET

Assets (R$ million)

Assets	Dec-11	Mar-12	Jun-12	Sep-12	Dec-12
Current Asset and Long-term Assets	**398,671**	**391,458**	**411,496**	**419,502**	**424,493**
Cash and Cash Equivalents	4,471	5,658	4,849	4,522	4,742
Interbank Investments	25,485	29,220	29,251	40,608	36,771
Securities and Derivative Financial Instrument	74,616	62,870	69,712	63,563	76,832
Interbank Accounts	45,258	44,098	40,910	40,081	34,517
Interbranch Accounts	1	3	2	1	2
Lending Operations	185,064	187,355	191,894	192,812	197,370
- Lending Operations	197,062	199,333	205,632	207,334	211,959
- Allowance for Loan Losses	(11,998)	(11,979)	(13,738)	(14,522)	(14,589)
Other Receivables	62,600	60,798	73,316	76,376	72,643
Other Assets	1,177	1,457	1,561	1,538	1,617
Permanent Assets	**25,055**	**24,172**	**23,853**	**23,286**	**22,860**
Investments	69	40	38	40	40
Fixed Assets	4,935	4,951	5,041	5,257	5,602
Intangibles	20,051	19,181	18,774	17,989	17,218
- Goodwill	27,031	27,037	26,175	26,172	26,172
- Others	(6,981)	(7,856)	(7,401)	(8,182)	(8,954)
Total Assets	**423,726**	**415,630**	**435,349**	**442,788**	**447,353**
Total Assets (excluding goodwill)	**407,151**	**399,965**	**420,593**	**428,942**	**434,415**

BR GAAP Criterion

BALANCE SHEET

Liabilities and Equity (R$ million)

Liabilities and Equity	Dec-11	Mar-12	Jun-12	Sep-12	Dec-12
Current Liabilities and Long-Term Liabilities	**357,389**	**348,759**	**368,730**	**376,173**	**380,420**
Deposits	121,798	122,907	121,819	122,426	126,545
Demand Deposits	13,537	11,817	11,949	11,966	13,457
Saving Deposits	23,293	23,922	24,763	25,727	26,857
Interbank Deposits	2,870	2,953	3,056	2,990	3,392
Time Deposits	82,097	84,214	82,051	81,743	82,839
Money Market Funding	78,036	66,548	69,646	73,139	72,529
Funds from Acceptance and Issuance of Securities	39,933	47,406	51,630	51,622	56,294
Interbank Accounts	8	1,530	1,406	1,560	19
Interbranch Accounts	2,013	1,195	1,091	795	2,002
Borrowings	14,822	13,108	14,643	15,474	16,001
Domestic Onlendings - Official Institutions	10,222	10,063	9,772	9,395	9,385
Foreign Onlendings	1,077	499	396	45	41
Derivative Financial Instruments	4,683	3,805	5,464	5,284	5,205
Other Payables	84,799	81,699	92,864	96,434	92,401
Deferred Income	207	202	218	219	222
Minority Interest	551	564	571	606	841
Equity	65,579	66,105	65,829	65,790	65,869
Total Liabilitities and Equity	**423,726**	**415,630**	**435,349**	**442,788**	**447,353**
Equity (excluding goodwill)	**49,004**	**50,440**	**51,073**	**51,944**	**52,932**

BR GAAP Criterion

BALANCE SHEET

Loan Portfolio by Product[1]

R$ Million	Dec.12	Dec.11	Var. YoY	Sep.12	Var. QoQ
Individuals					
Leasing / Auto Loans (*)	2,744	2,277	20.5%	2,539	8.1%
Credit Card	16,174	14,144	14.4%	14,717	9.9%
Payroll Loans[2]	14,772	15,142	-2.4%	15,034	-1.7%
Mortgage	11,812	9,331	26.6%	10,919	8.2%
Agricultural Loans	2,163	2,492	-13.2%	2,177	-0.6%
Personal Loans / Others	23,621	22,234	6.2%	24,003	-1.6%
Total	**71,287**	**65,620**	**8.6%**	**69,388**	**2.7%**
Corporate					
Leasing / Auto Loans	3,508	3,029	15.8%	3,530	-0.6%
Real Estate	7,789	6,280	24.0%	7,424	4.9%
Trade Finance	15,948	17,749	-10.1%	16,354	-2.5%
On-lending	7,811	9,070	-13.9%	7,867	-0.7%
Agricultural Loans	2,221	1,909	16.4%	1,785	24.5%
Working Capital / Others	66,588	57,812	15.2%	64,646	3.0%
Total	**103,865**	**95,848**	**8.4%**	**101,606**	**2.2%**

(*) Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 32,765 million in 4Q12, R$ 30,637 million in 4Q11 and R$ 32,743 MM in 3Q12.

BR GAAP Criterion

1. Individuals and corporate loan portfolios do not include consumer finance loan portfolio.
2. Includes Payroll Loan acquired portfolio. Excluding acquired portfolio, the growth in twelve months would be 10.6% and 0.4% in the quarter.

RESULTS

IFRS vs. BR GAAP: Reconciliation

R$ Million	2012	2011
NET PROFIT - BR GAAP	2,692	3,557
Reversal of Goodwill Amortization	3,637	3,104
MANAGERIAL NET PROFIT - BR GAAP	6,329	6,661
Impairment on Loans and Receivables	(628)	908
PPA Amortization	(59)	69
Others	(183)	117
NET PROFIT - IFRS	5,459	7,755

SANTANDER ACQUIRING

In 2012:

- **We have already achieved the target for 2012: <u>reaching over 416 thousand merchants</u>** (139% of goal for 2012)

- *Market share* of **4.5%** in Dec/12 (2.6% in Dec/11). Target: 10% by 2013

Santander Acquiring		2011	2012
CREDIT	Revenues (R$ MM) Transactions (MM)	▪ 6,803 ✓ 63.0	▪ 16,083 ✓ 139.2
DEBIT	Revenues (R$ MM) Transactions (MM)	▪ 4,087 ✓ 75.4	▪ 9,429 ✓ 172.5
TOTAL	Revenues (R$ MM) Transactions (MM)	▪ 10,890 ✓ 138.3	▪ 25,512 ✓ 311.7

VINTAGE PERFOMANCE

Over 30 – Three months after the origination

Retail – Individuals[1]



180
160
140
120
100
80
60
40
20
0
100
94
91
99
99
96
80
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12

Retail - Corporate



180
160
140
120
100
80
60
40
20
0
100
89
100
95
125
125
88
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12

"Santander Financiamentos"



180
160
140
120
100
80
60
40
20
0
100
96
117
90
62
47
44
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12

(*) Charts in 100 basis.
1. Considers cards and overdraft.

Investor Relations (Brazil)
Avenida Juscelino Kubitschek, 2.235, 12º andar
São Paulo | SP | Brasil | 04543-011
Phone: 55 11 3553-3300
Fax. 55 11 3553-7797
e-mail: ri@santander.com.br

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